Exhibit 99.4

Notice of dividend currency exchange rates - 2019 interim and special dividends

13 September 2019

On 1 August 2019, Rio Tinto announced an interim dividend of 151.00 US cents per share and a special dividend of 61.00 US cents per share for the half year ending 30 June 2019, with Rio Tinto Limited shareholders to be paid:

•	an interim dividend of 219.08 Australian cents per ordinary share; and

•	a special dividend of 88.50 Australian cents per ordinary share;
and Rio Tinto plc shareholders to be paid:

•	an interim dividend of 123.32 British pence per ordinary share; and

•	a special dividend of 49.82 British pence per ordinary share.
American Depositary Receipt (ADR) holders will receive the dividends, as announced, in US dollars.
The currency exchange rates which apply for Rio Tinto Limited shareholders who elect to receive the interim and special dividends in pounds sterling and Rio Tinto plc shareholders who elect to receive the interim and special dividends in Australian dollars are the currency exchange rates applicable on 12 September 2019, being five business days prior to the dividend payment date.
This announcement confirms the currency exchange rates applicable for the 2019 interim and special dividends for shareholders who have made a currency election:

Declared 2019 interim and special dividend	Exchange rate	Interim and special dividend per share following currency election
Interim dividend of 219.08 Australian cents	0.55755	Interim dividend of 122.15 British pence
Special dividend of 88.50 Australian cents		Special dividend of 49.34 British pence
Interim dividend of 123.32 British pence	1.79355	Interim dividend of 221.18 Australian cents
Special dividend of 49.82 British pence		Special dividend of 89.35 Australian cents

The interim and special dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 19 September 2019.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

Contacts

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Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
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Media Relations, Asia
Grant Donald
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M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 (0) 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T +44 20 7781 1517 M +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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